Exhibit 99.1

JA Solar Products Receive Intertek’s Green Leaf Mark

SHANGHAI, July 26, 2012 — JA Solar Holdings Co., Ltd. (NASDAQ:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that three of its cell models and three of its module models have successfully completed Intertek’s Carbon Footprint Evaluation program and have been granted the Green Leaf Mark by Intertek. JA Solar is the first solar company in China to receive Green Leaf Mark verification for its products.

Intertek is a leading provider of quality, safety and environmental services. Intertek’s Green Leaf Mark is a consumer product systems certification used to demonstrate that environmental claims have been independently verified. The Green Leaf Mark evaluation process integrates both on-site audits and life cycle assessment (LCA) measures. The Green Leaf Mark is currently available for use outside of North America on product packaging, and in point-of-purchase displays, product advertising and literature, to explain a product’s environmental credentials.

Dr. Peng Fang, chief executive officer of JA Solar, said, “JA Solar has long been committed to reducing our environmental impact from production and to providing our customers with environmentally friendly products. The cooperation with Intertek enables us to monitor our products’ carbon footprint on a regular basis. By optimizing bill of material (BoM) selection and streamlining the manufacturing process, we can further reduce carbon emissions from our production. We look forward to working with Intertek to promote environmental awareness and establish emissions standards in the solar industry.”

“We congratulate JA Solar on becoming the first Chinese solar company to receive the Green Leaf Mark,” said Christophe Liebon, vice president of environmental impact solutions at Intertek. “The Company’s commitment to understanding the environmental impact of its products demonstrates the value it places on the sustainability of its business and its willingness to promote industry advancements.”

Mr. Liebon added, “Consumers increasingly demand evidence that the products they are using are as environmentally friendly as they claim to be. Whether for the purpose of communicating a product’s environmental credentials, or complying with environmental regulations, it is crucial for manufacturers and retailers to be transparent in their commitment to protecting the environment. We are delighted to collaborate with JA Solar and support the Company in calculating and communicating its products’ carbon footprint. We are confident that the Intertek Green Leaf Mark will further enhance JA Solar’s reputation as a company that is taking a lead on environmental responsibility.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail:jasolar@brunswickgroup.com

About Intertek

Intertek (www.intertek.com) is a leading provider of quality and safety solutions serving a wide range of industries around the world. From auditing and inspection, to testing, quality assurance and certification, Intertek people are dedicated to adding value to customers’ products and processes, supporting their success in the global marketplace. Intertek has the expertise, resources and global reach to support its customers through its network of more than 1,000 laboratories and offices and over 30,000 people in more than 100 countries around the world.

Contact:

Stella Yu

China Operational platform for Environment Impact Solutions

Tel: +86-21-6119-5024

E-mail:stella.yu@intertek.com